HOLLINGER INC. REPRESENTATIVES RESIGN FROM BOARD OF DIRECTORS OF
HOLLINGER INTERNATIONAL

TORONTO, Ontario, July 13, 2006 -- Hollinger Inc. (TSX:HLG.C and HLG.PR.B) (“Hollinger” or “the Company”) today announced that its Board of Directors has directed the Company’s Chairman, Stanley Beck, and its Chief Restructuring Officer, Randall Benson, to resign their positions as the Company’s representatives on the Board of Directors of Hollinger International Inc. (“International”).

At a meeting on July 7, 2006, the Hollinger Board of Directors determined it was no longer appropriate for Mr. Beck and Mr. Benson to serve on the board of International, given the counterclaim the Company has filed against International which alleged that International participated in a prolonged and carefully orchestrated scheme to defraud Hollinger.

The resignations have been submitted to International and are effective today.

Hollinger may consider at a later time whether to nominate replacement directors to the International Board .

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com